                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                             (Amendment No. __)


                            MESA AIR GROUP, INC.
                              (Name of Issuer)

                         COMMON STOCK, NO PAR VALUE
                       (Title of Class of Securities)

                                590479 10 1
                               (CUSIP Number)

                             George Murnane III
                        1954 Airport Road, Suite 200
                           Atlanta, Georgia 30341
                               (770) 455-9225
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               JANUARY 2, 1998
                    (Date of Event which Requires Filing
                             of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                               Page 1 of 8 Pages
                        Exhibit Index Appears on Page 8

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 2 of 8 Pages


------------------------------------------------------------------------------------------------------------------------------------

1)    Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons


      Barlow Partners II, L.P.
------------------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [  ]
                                                                                                                 (b) [ X]
------------------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           OO - Partnership Contributions
------------------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
------------------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  Texas
------------------------------------------------------------------------------------------------------------------------------------

                       Number of            (7)       Sole Voting Power                          1,501,813
                       Shares Bene-         ----------------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power                              -0-
                       Owned by Each        ----------------------------------------------------------------------------------------
                       Reporting            (9)       Sole Dispositive Power                     1,501,813
                       Person With          ----------------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power                         -0-
------------------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person  1,501,813
------------------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
------------------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    5.31%
------------------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           PN
------------------------------------------------------------------------------------------------------------------------------------

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 3 of 8 Pages


------------------------------------------------------------------------------------------------------------------------------------
1)    Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons


      Barlow Management, Inc.
------------------------------------------------------------------------------------------------------------------------------------

2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [  ]
                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
------------------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  Texas
------------------------------------------------------------------------------------------------------------------------------------

                       Number of            (7)       Sole Voting Power                                -0-
                       Shares Bene-         ----------------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power               1,501,813 - See Responses to Items 5 and 6
                       Owned by Each        ----------------------------------------------------------------------------------------
                       Reporting            (9)       Sole Dispositive Power                           -0-
                       Person With          ----------------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power           1,501,813 - See Responses to Items 5 and 6
------------------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person      1,501,813-See Responses to Items 5 and 6
------------------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
------------------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    5.31%
------------------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           CO
------------------------------------------------------------------------------------------------------------------------------------
      (1)  Solely in its capacity as general partner of Barlow Partners II, L.P.

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 4 of 8 Pages


------------------------------------------------------------------------------------------------------------------------------------
1)    Names of Reporting Persons/S. S. or I. R. S. Identification Nos. of Above Persons


           Jonathan G. Ornstein
------------------------------------------------------------------------------------------------------------------------------------
2)    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                                                                 (a) [  ]
                                                                                                                 (b) [X]
------------------------------------------------------------------------------------------------------------------------------------

3)    SEC Use Only
------------------------------------------------------------------------------------------------------------------------------------

4)    Source of Funds (See Instructions)           Not Applicable
------------------------------------------------------------------------------------------------------------------------------------

5)    Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)                             [  ]
------------------------------------------------------------------------------------------------------------------------------------

6)    Citizenship or Place of Organization                  United States of America
------------------------------------------------------------------------------------------------------------------------------------

                       Number of            (7)       Sole Voting Power                                -0-
                       Shares Bene-         ----------------------------------------------------------------------------------------
                       ficially             (8)       Shared Voting Power                        1,506,813
                       Owned by Each        ----------------------------------------------------------------------------------------
                       Reporting            (9)       Sole Dispositive Power                           -0-
                       Person With          ----------------------------------------------------------------------------------------
                                            (10)      Shared Dispositive Power                   1,506,813
------------------------------------------------------------------------------------------------------------------------------------

11)   Aggregate Amount Beneficially Owned by Each Reporting Person-1,506,813-See Responses to Items 5 and 6
------------------------------------------------------------------------------------------------------------------------------------

12)   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [  ]
------------------------------------------------------------------------------------------------------------------------------------

13)   Percent of Class Represented by Amount in Row (11)    5.33%
------------------------------------------------------------------------------------------------------------------------------------

14)   Type of Reporting Person (See Instructions)           IN
------------------------------------------------------------------------------------------------------------------------------------
      (1)  Mr. Ornstein is the controlling shareholder of Barlow Management, Inc., the general partner of Barlow
           Partners II, L.P. and may be deemed to beneficially own the shares of Common Stock beneficially owned by
           Barlow Partners II, L.P.  The number also includes 5,000 shares owned by Lisa Ornstein, Mr. Ornstein's wife.
           Mr. Ornstein disclaims beneficial interest in such shares except to the extent of his economic interest therein.

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 5 of 8 Pages


ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D ("Statement") relates to the Common Stock, no par value (the "Common Stock"), of Mesa Air Group, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3753 Howard Hughes Parkway, Suite 200, Las Vegas, Nevada 89109.

ITEM 2. IDENTITY AND BACKGROUND

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this Statement on behalf of Barlow Partners II, L.P., a Texas limited partnership ("Barlow Partners"), Barlow Management, Inc., a Texas corporation ("Barlow Management") and Jonathan
G. Ornstein ("Ornstein"). Barlow Partners, Barlow Management and Ornstein are sometimes hereinafter referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.

         (b)-(c)

         BARLOW PARTNERS II, L.P.

         Barlow Partners is a Texas limited partnership the principal business of which is to acquire, hold, own for investment, purchase, deal in, and ultimately to sell or otherwise dispose of publicly-traded or privately placed equity securities and debt instruments. The principal business address of Barlow Partners, which also serves as its principal office, is 1954 Airport Road, Suite 200, Atlanta Georgia 30341. The sole general partner of Barlow Partners is Barlow Management. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to Barlow Management and Ornstein is set forth below.

         BARLOW MANAGEMENT, INC.

         Barlow Management is a Texas corporation and is the general partner of Barlow Partners, L.P., a Texas limited partnership, and Barlow Partners II, L.P. and provides financial advisory services to various companies.

         ORNSTEIN

         Jonathan G. Ornstein is a citizen of the United States of America and his principal business address is Bldg 116, Melsbroek Airport, B-1820 Melsbroek, Belgium. Mr. Ornstein is President and Chief Executive Officer of Virgin Express.

          (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 6 of 8 Pages


          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in or subjecting such entity or person to a judgment, decree or final order which enjoins future violations of, or prohibits or mandates activities subject to federal or state securities laws or found any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          The source and amount of the funds used by the Reporting Persons to purchase shares of the Common Stock are as follows:

Reporting Person                  Source of Funds           Amount of Funds
----------------                  ---------------           ---------------
Barlow Partners II, L.P.          Other (1)                 $  8,729,288(2)

Barlow Management, Inc.           Not Applicable            Not Applicable

Jonathan G. Ornstein              Personal Funds(3)         $     29,063(2)(3)


(1)      Contributions from partners.

(2) Based on the closing price of the Common Stock on January 8, 1998. See Item 5(c) herein.

(3)      With respect to the 5,000 shares beneficially owned by Lisa Ornstein.

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons acquired and continue to hold the shares of the Common Stock reported herein for the purpose of influencing policies of the Issuer. The Reporting Persons have recommended changes in operating policies and management personnel and requested seats on the Board of Directors of the Issuer. The Reporting Persons may request to have Mr. Ornstein placed on the Board of Directors to fill one of the requested Board seats, but are not seeking to place Mr. Ornstein in an executive position at this time. Depending on market conditions and other factors that each of the Reporting Persons may deem relevant, such Reporting Person may purchase additional shares of the Common Stock in the open market or in private transactions.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 7 of 8 Pages


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         At August 14, 1997, the Issuer had 28,294,584 shares of Common Stock outstanding.

         (a)

         BARLOW PARTNERS

         The aggregate number of shares of the Common Stock that Barlow Partners owns beneficially, pursuant to Rule 13d-3 under the Act, is 1,501,813, which constitutes approximately 5.31% of the 28,294,584 shares of such stock outstanding as of August 14, 1997.

         BARLOW MANAGEMENT

         Because of its position as the general partner of Barlow Partners, Barlow Management may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,501,813 shares of the Common Stock, which constitutes approximately 5.31% of the 28,294,584 shares of such stock outstanding as of August 14, 1997.

         ORNSTEIN

         Because of his position as the controlling shareholder of Barlow Management and on the basis of Mr. Ornstein's wife, Lisa Ornstein, beneficially owning 5,000 shares of Common Stock, Mr. Ornstein may, pursuant to Rule 13d-3 of the Act, be deemed to own beneficially 1,506,813 shares of the Common Stock, which constitutes approximately 5.33% of the 28,294,584 shares of such stock outstanding as of August 14, 1997.

         To the best knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in response to Item 2(a) herein is the beneficial owner of any shares of the Common Stock.

         (b)

         BARLOW PARTNERS

         Barlow Partners has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,501,813 shares of Common Stock.

         BARLOW MANAGEMENT

         In its capacity as the general partner of Barlow Partners, Barlow Management has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,501,813 shares of the Common Stock.

CUSIP No. 590479 10 1          SCHEDULE 13D                   Page 8 of 8 Pages

         ORNSTEIN

         Because of his position as controlling shareholder of Barlow Management, Mr Ornstein may be deemed to have shared power to vote or to direct the vote and to dispose or to direct the disposition of 1,501,813 shares of Common Stock beneficially owned by Barlow Partners.

         (c) The Reporting Persons made open market purchases of the 1,506,813 shares of Common Stock covered by this Statement beginning on August 12, 1997 and ending on January 8, 1998 at prices ranging from $5.04 to $6.9991 per share.

         Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Common Stock in the past 60 days.

         (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Common stock owned by them.

         (e)     Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                 Not applicable

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS


Exhibit 99.1     Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.

                                   SIGNATURES
         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                    BARLOW PARTNERS II, L.P.
                                    By: BARLOW MANAGEMENT, INC., its
                                    General Partner


                                       /s/ George Murnane III
                                    --------------------------
                                    By:    George Murnane III, President

                                    BARLOW MANAGEMENT, INC.

                                       /s/ George Murnane III
                                    ---------------------------
                                    By: George Murnane III


                                       /s/ Jonathan G. Ornstein
                                    ---------------------------
                                    Jonathan G. Ornstein

                               INDEX TO EXHIBITS

Exhibit 99.1              Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.